UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number 001-39670

PURETECH HEALTH PLC

(Translation of registrant’s name into English)

6 Tide Street, Suite 400

Boston, Massachusetts 02210

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 9, 2022, PureTech Health plc (LSE: PRTC, Nasdaq: PRTC) (the “Company”) announced the commencement of a $50 million share repurchase program (the “Program”) of its ordinary shares of one pence each (“Ordinary Shares”). The Company plans to execute the Program in two equal tranches. In respect of the first tranche, PureTech entered into an irrevocable non-discretionary instruction with Jefferies International Limited (“Jefferies”) in relation to the purchase by Jefferies of Ordinary Shares for an aggregate consideration (excluding expenses) of no greater than $25 million and the simultaneous on-sale of such Ordinary Shares by Jefferies to PureTech. Jefferies makes its trading decisions in relation to the Ordinary Shares independently of, and uninfluenced by, the Company. Purchases may continue during any close period to which the Company is subject. Any purchase of Ordinary Shares under the first tranche of the Program are carried out on the London Stock Exchange and any other UK recognized investment exchange which may be agreed, in accordance with pre-set parameters and in accordance with, and subject to limits, including those limits related to daily volume and price, prescribed by the Company’s general authority to repurchase Ordinary Shares granted by its shareholders at its most recent annual general meeting on May 27, 2021, Chapter 12 of the Financial Conduct Authority’s UK Listing Rules, Article 5(1) of Regulation (EU) No. 596/2014 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018) and Commission Delegated Regulation (EU) 2016/1052 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018). All Ordinary Shares repurchased under the Program will be held in treasury.

During the month ended June 30, 2022, the Company had the following daily purchases of its own Ordinary Shares under the Program through Jefferies:

Date	Ordinary Shares Repurchased	Volume Weighted Average Price Paid per Ordinary Share	Highest Price Paid	Lowest Price Paid
June 1, 2022	50,156	179.20p	181.00p	175.20p
June 6, 2022	46,779	181.60p	187.00p	177.40p
June 7, 2022	46,350	175.99p	180.40p	173.00p
June 8, 2022	44,526	181.47p	185.80p	175.60p
June 9, 2022	46,602	181.14p	184.20p	178.20p
June 10, 2022	46,606	173.05p	178.40p	169.80p
June 13, 2022	50,508	163.77p	166.00p	161.00p
June 14, 2022	56,309	159.90p	164.20p	155.80p
June 15, 2022	58,827	157.18p	159.20p	155.60p
June 16, 2022	61,103	153.34p	157.20p	150.00p
June 17, 2022	65,330	156.03p	160.40p	150.00p
June 20, 2022	43,188	157.13p	163.00p	149.40p
June 21, 2022	35,858	162.79p	162.80p	162.20p
June 22, 2022	108,930	159.72p	164.00p	156.60p
June 23, 2022	120,037	161.35p	163.80p	159.00p
June 24, 2022	79,353	166.16p	166.60p	164.40p
June 27, 2022	30,770	170.25p	170.40p	166.00p
June 28, 2022	3,432	171.60p	171.60p	171.60p
June 29, 2022	131,279	168.16p	171.40p	165.20p
June 30, 2022	141,210	170.72p	173.80p	167.20p

During the month ended June 30, 2022, the Company repurchased an aggregate of 1,267,153 Ordinary Shares. As of June 30, 2022, the Company’s issued share capital was 288,611,120 shares, 2,010,269 of which were held in treasury, resulting in total voting rights in the Company of 286,600,851 shares. To view the details of the individual transactions, please paste the following URL(s) into the address bar of your browser with respect to each individual date of repurchase under the Program:

June 1, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4394137.html

June 6, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4394394.html

June 7, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4395829.html

June 8, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4397643.html

June 9, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4399229.html

June 10, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4400772.html

June 13, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4402580.html

June 14, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4404024.html

June 15, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4405896.html

June 16, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4407371.html

June 17, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4409107.html

June 20, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4410787.html

June 21, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4412925.html

June 22, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4414074.html

June 23, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4415721.html

June 24, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4417224.html

June 27, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4418886.html

June 28, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4420771.html

June 29, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4422525.html

June 30, 2022: https://data.fca.org.uk/artefacts/NSM/RNS/4424516.html

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PURETECH HEALTH PLC

Date: July 5, 2022	By:	/s/ Daphne Zohar
		Name:	Daphne Zohar
		Title:	Chief Executive Officer